VIA EDGAR

September 16, 2009

Re:	MasterCard Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 19, 2009
File No. 001-32877

Michael Johnson, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Johnson:

As discussed, I am writing on behalf of MasterCard Incorporated (“MasterCard”) to confirm that MasterCard will respond by September 30, 2009 to your letter dated September 4, 2009 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 19, 2009.

MasterCard respectfully requests that the Staff address any additional letters regarding its filings to Noah J. Hanft, Esq., General Counsel, Chief Payment System Integrity & Compliance Officer and Corporate Secretary, MasterCard Incorporated, 2000 Purchase Street, Purchase, New York 10577; facsimile (914) 249-4262 and Ms. Martina Hund-Mejean, Chief Financial Officer, MasterCard Incorporated, 2000 Purchase Street, Purchase, New York 10577; facsimile (914) 249-4714.

Please do not hesitate to call me at 212-455-3986 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:	MasterCard Incorporated
Melissa Ballenger
Bart S. Goldstein
Noah J. Hanft
Martina Hund-Mejean